EXHIBIT 99.1

News Release dated November 15, 2013, Suncor Energy to present at the Bank of America Merrill Lynch 2013 Global Energy Conference

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to present at the Bank of America Merrill Lynch 2013 Global Energy Conference

Calgary, Alberta (Nov. 15, 2013) – Steve Douglas, vice president, Investor Relations of Suncor Energy will present at the Bank of America Merrill Lynch 2013 Global Energy Conference on Thursday, November 21, 2013 at 2:20 p.m. MT (4:20 p.m. ET).

The webcast link will be available via Suncor’s website at suncor.com/webcasts, or at the following URL until February 18, 2014: http://www.veracast.com/webcasts/baml/energy2013/id89112359014.cfm.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com